

November 19, 2014

<u>Via U.S. Mail</u>
Omar Barrientos
Principal Executive Officer
Global Fashion Technologies, Inc.
264 Union Blvd.
Totowa, NJ 07512

> **Re: Premiere Opportunities Group, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed September 10, 2014**
> **File No. 000-52047**

Dear Mr. Barrientos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please submit a response letter as correspondence in EDGAR. Additionally, in responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note your response to our prior comment 2 and reissue in part. Please file all exhibits pursuant to Item 601 of Regulation S-K, including your XBRL exhibit.

Item 9. Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(A) of the Exchange Act

3. We note that you identify Omar Barrientos as your secretary, principal executive officer and principal accounting officer on your Signatures page. If true, please list all of his positions in this section. In addition, we note that Mr. Barrientos signed Exhibits 31.1 and 32.2 as your principal executive officer and principal financial officer. If true, please identify Mr. Barrientos as your principal financial officer in this section and have him sign in his capacity as such in the second part of your signature page.

Item 11. Security Ownership of Certain Beneficial Owners and Management

4. We note your response to our prior comment 4 that Christopher Giordano beneficially owns 200,000 shares of Class B Preferred Stock. Please disclose here that "the Class B Preferred shareholders vote together with the common stock as a single class and that the "holders of Class B Preferred shall be entitled to 10,000 votes per share." Refer to page F-10.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
       Peter J. Vazquez, Jr.
       The Vazquez Law Firm